Filed by Equifax Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  TALX Corporation

Commission File No.: 000-21465

TALX Acquisition

FAQs for posting on Equifax Intranet

We know employees are interested in learning more about our announcement to acquire TALX (click here for press release). We are committed to providing you information as quickly as possible. However, in a transaction like this, there are both legal considerations and processes that have to be followed before we are able to do so. Until the transaction closes, we are under a number of constraints and cannot speculate on answers to some questions that you may have. In the mean time, we have provided some answers to “Frequently Asked Questions” that have come in so far and will update you as we are able.

Q1: Why is TALX attractive to Equifax?

A: TALX is a business based upon unique data and technology. It operates in the attractive high-growth human resources market, and has generated high margins as a result of its expertise, service offering and the fulfillment of growing customer need in the employment verification and payroll data area. Additionally, if you look back at our Growth Playbook you’ll recall we have four strategic levers that we’re pulling to grow revenue. Three of the four levers are in the areas of expansion into complementary markets through mergers and acquisitions, leveraging differentiated data, and increased penetration of products and services with our existing customer base. All of these levers align perfectly with the TALX acquisition.

Q2:  How do analysts that follow our company view this acquisition, and how will this deal impact the value of Equifax stock both short and long term? We noticed an initial drop in our stock when we made our announcement.

A: Analysts see a clear fit between the TALX business and our Growth Playbook strategy which includes expanding into complementary markets, leveraging differentiated data, and increased penetration of products and services with our existing customer base.  With respect to the initial market reaction, an acquisition of this size often results in a near-term drop in the stock price of the acquirer.

Q3:  This was an exciting announcement for the U.S. but will we consider making investments in other countries?

A:  Definitely, as long as the contemplated acquisition is complementary to our Growth Playbook strategy.  Also, we see opportunities over time to expand some of the TALX products and services internationally as well.

Q4: This is a big acquisition. Assuming the deal is approved, how long would the integration process be?

A:  Our focus will be on building an integration plan that allows us to realize the value creation opportunities in the acquisition as quickly as possible while minimizing business disruption. Corporate Development will be leading the integration effort, but the process will involve a broad cross-function of leaders from both companies.  We have stated that we expect the transaction to close in late 2nd quarter or early 3rd quarter. Until we close, it is imperative that we continue to act as two separate companies in every respect.  During that time period, we will be engaged in integration planning and in joint identification of value creation opportunities. Transitioning the two companies from two to one is a long-term process, but the most critical period in the integration will be the first 90 days post-close, at which time we set the foundation for our two great companies to be one.  TALX will become our 5th business unit, and there is significant work to do to ensure the companies integrate to achieve value.  Nonetheless, it is critical to emphasize that throughout all of the integration efforts, both companies must keep focused on delivering the financial and operational commitments and the outstanding customer service we all committed to prior to the acquisition announcement.

Q5: When will the U.S. Sales teams have the chance to learn more about TALX’s products and services, and will we be able to sell TALX products?

A: The addition of TALX products and services present exciting opportunities for customers of both companies.  Over the next several months we will be initiating efforts for each company to better inform each other about its products and services.  This will allow us to further identify and refine the scope of opportunities on which the acquisition is based.  Once the transaction has closed, we will engage in more formal sales training and joint product development opportunities.

Q6: Can you provide some examples of the long term growth opportunities for Equifax as a result of this transaction?

A: There are many opportunities including expanding services to mid-market customers; cross-selling core products and services to existing customers; and enhancing ID authentication services. Additional opportunities as a result of this transaction include:

•                  Thin file (i.e., limited transactions appearing on credit file) approvals

•                  No hit situations (i.e., no credit history)

•                  ID verification/authentication

•                  Greater service penetration for both TALX and Equifax’s existing customers

•                  The ability to integrate Equifax’s analytics capability into TALX’s employment verification/hiring process, resulting in even more value for customers

•                  Unique data that our combined services will provide customers versus our competitors

•                  Equifax’s strong international footprint that provides service expansion opportunities for TALX

Q7:  Why will TALX become a separate business unit instead of folding it into one of our current units?

A: Given TALX’s size and unique business focus, it warrants being a separate business unit.  TALX provides highly specialized data, products and services in employment and payroll verification to the high-growth HR market, largely new areas to Equifax. William Canfield and his management team, and the 1,900 employee who make up TALX, have created a business with demonstrated financial performance and commitment to customers and shareholders.

Q8: Will there be job losses to Equifax employees as a result of the TALX acquisition?

A:  No. This transaction is not about workforce issues, it’s about growth.

Q9: Who are TALX’s competitors in the U.S?

A: TALX products and services focus on using data and analytics to make the employment and hiring processes more efficient.  As such, it views its competitors primarily as those in the human resources outsourcing segment including ADP, Paychex, Ceridian, and First Advantage.

Q10: How will this acquisition affect the credit file and the uses we are familiar with?

A: Equifax uses data only as permitted by law and under the various customer and data furnisher agreements. We will continue to adhere to all applicable regulations concerning the use of our data.

Q11:  How does the TALX culture mesh with ours?

A: TALX has a culture that is similar to ours in many respects. Employees are expected to be customer-focused and entrepreneurial, and TALX’s values closely match our own.  In addition, TALX has always been a growth-focused company, and our goals in the Growth Playbook are well aligned with their focus on consistently driving profitable growth.

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.